1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated October 28, 2004

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2004/10/28

Chunghwa Telecom Co., Ltd.

By:	/s/ Tan HoChen
Name:	Tan HoChen
Title:	Chairman & CEO

Exhibit

Exhibit	Description
1	Press Release on 2004/10/28

2	Financial Statements for the Nine Months Ended September 30, 2004 and 2003 together with Independent Accountants’ Review Report-ROC GAAP

3	Financial Statements as of December 31, 2003 and September 30, 2004 (Unaudited) and for Three Months and Nine Months Ended September 30,2003 and 2004 (Unaudited) - US GAAP

Exhibit 1

Chunghwa Telecom Reports Operating Results for the First Nine Months and

Third Quarter of 2004

Taipei, Taiwan, R.O.C. October 28, 2004 - Chunghwa Telecom Co., Ltd (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”), today announced its unaudited operating results for the third quarter of 2004. All figures were prepared in accordance with US GAAP.

Highlights for the first nine months ending September 30, 2004:

•	Revenues were NT$138.4 billion, a 1.5% YoY increase

•	Net income was NT$39.6 billion, a 9 % YoY increase

•	Fully-diluted earnings per common share (EPS) was NT$4.11, or US$ 1.2 per ADS, and 9% YoY increase

Highlights for the third quarter of 2004:

•	Revenues were NT$46.5 billion, a 0.3 % QoQ increase

•	Net income was NT$13.2 billion, a 2.7% % QoQ decrease

•	Earnings per share (EPS) were NT$ 1.36, or US$0.4 per ADS, a 2.7 % QoQ decrease.

“We are very pleased with our results given the increasingly competitive landscape of the Taiwan telecom market,” said Tan Ho Chen, Chairman of Chunghwa Telecom. “Through the first nine months, revenues increased 1.5%. Although it is well-known that our fixed line business is in decline, as it is for most telecom companies, we have worked very hard to maintain our overall profitability by concentrating on growing markets such as Internet and data and mobile businesses. Our ADSL business alone saw a tremendous 29% jump in new subscribers. As we move into the fourth quarter of 2004 and into year 2005, we will continue to focus on increasing shareholder returns by concentrating on these growing markets while also redoubling our efforts to implement stringent cost control.

Summary

Total revenue for the first nine months of 2004 was NT$138.4bn, a 1.5% increase YoY. Of this, 39.0% was from fixed-line services, 38.2% from wireless services and 21.3%

from Internet and data services. The remainder was from other services. Revenue from the Company’s mobile, and Internet and data services grew by 6.4% and 11.6%, respectively. International long distance revenue declined slightly by 2.4%, mainly due to stiff price competition and a decrease in outgoing minutes. Domestic long distance revenue declined by 11.8%, mainly because a number of customers transitioned to mobile services and also because of a decrease in interconnection revenues owing to the return of transit fees to alternative operators. Local call revenue declined by 7.2% YoY, again, mainly due to mobile substitution and a migration of subscribers to broadband from dial-up Internet access services.

Total operating costs and expenses for first nine months 2004 decreased by 0.2% YoY, mainly because of a decrease in bad debt provisions and depreciation and amortization. The company will continue to implement stringent cost controls.

Total revenue for the third quarter of 2004 was NT$46.5bn, a 0.3% QoQ increase. Of this, 38.9% was from fixed-line services, 38.8% was from wireless services and 20.4% was from Internet and data services. The remainder was from other services. We continued to shift our revenue mix towards growing businesses, including Internet and data and wireless services.

Total operating costs and expenses for the third quarter of 2004 were NT$30.7bn, a 1.0% QoQ increase. This was mainly due to an increase in handset subsidies and other marketing expenses.

Businesses Performance Highlights

Internet and Data Services

•	Internet and data revenue for first nine months increased by 11.6% YoY to approximately NT$29.4bn. Revenue in the third quarter of 2004 was NT$9.5bn, a 6.3 % QoQ decrease. This was primarily driven by tariff reductions for our HiNet ISP service, and for ADSL services since June.

•	The total number ofInternet subscribers was about 3.8mn as of Sep. 30, 2004, a 7.0% YoY increase. In the third quarter of 2004, we added 72,000 subscribers.

•	ADSL subscribers totaled 2.9mn as of Sep. 30, 2004, a 29% YoY increase. We continued our strong growth in this business by adding 195,000 ADSL subscribers in the third quarter of 2004.

Mobile Service

•	Mobile revenue for the first nine months of 2004 increased by 6.4% YoY to

NT$52.6bn due to strong subscriber growth, an increase in minute usage and increased VAS revenue. For the third quarter of 2004, mobile revenue increased by 3.7%. This was due to strong subscriber growth and typical seasonal spikes in usage.

•	At the end of September 2004, mobile subscribers reached 8.3mn, a 4.0% YoY increase.

•	Our blended Average Revenue per User (ARPU) was NT$707 for the first nine months of the year. Q3 ARPU increased by 2.4% to NT$732 due to seasonal spikes in usage.

•	Chunghwa continues to be the leading mobile operator in Taiwan in both revenue and subscriber market share with 35.4% and 36.2% respectively as of the end of August 2004, according to data announced on the Directorate General of Telecommunications (DGT) website.

Fixed Line Services

•	Total fixed line revenues for the first nine months 2004 declined by 7.1% to NT$54.0bn, mainly due to fixed-line competition, mobile substitution and a continuous migration of dial-up subscribers to ADSL broadband services. Fixed-line revenue for the third quarter of 2004 was NT$18.1bn, a decrease of 0.1% QoQ.

•	Chunghwa’s total fixed line subscriber base stood at approximately 13.2mn as of Sep. 30, 2004, a 1.0% YoY increase.

Financial Statements

Financial statements and additional operating data can be found on our website at www.cht.com.tw/ir/filedownload.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is the leading telecom service provider in Taiwan. Chunghwa Telecom provides fixed line, mobile, and Internet and data services to residential and business customers in Taiwan.

Note Concerning Forward-looking Statements

Except for statements in respect of historical matters, the statements made in this press conference contain “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual performance, financial condition or results of operations of Chunghwa Telecom to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, among other things: extensive regulation of state owned enterprises by the ROC government and extensive regulation of telecom industry; the intensely competitive telecom industry; our relationship with our labor union; general economic and political conditions, including those related to the telecom industry; possible disruptions in commercial activities caused by natural and human induced events and disasters, including terrorist activity, armed conflict and highly contagious diseases, such as SARS; and those risks identified in the section entitled “Risk Factors” in Chunghwa Telecom’s Form F-1 filed with the U.S. Securities and Exchange Commission in connection with our U.S. initial public offering.

The financial statements included in this press conference were unaudited, and prepared and published in accordance with U.S. GAAP. Chunghwa Telecom also prepared certain financial statements for the same periods discussed in this press conference under ROC GAAP. Investors are cautioned that there are many differences between ROC GAAP and U.S. GAAP. As a result, our results under U.S. GAAP and ROC GAAP may in many events be substantially different.

The forward-looking statements in this press conference reflect the current belief of Chunghwa Telecom as of the date of this press conference and we undertake no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date.

For inquiries:

Fufu Shen

Investor Relations

+886 2 2344 5488

chtir@cht.com.tw

Exhibit 2

Chunghwa Telecom Co., Ltd.

Financial Statements for the Nine Months Ended

September 30, 2004 and 2003

Together with Independent Accountants’ Review Report

Readers are advised that the original version of these financial statements is in Chinese. If there is any conflict between these financial statements and the Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

English Translation of a Report Originally Issued in Chinese

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

October 20, 2004

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have reviewed the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of September 30, 2004 and 2003, and the related statements of operations and cash flows for the nine months then ended, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review.

Except for the matters described in the next paragraph, we conducted our reviews in accordance with Statement on of Auditing Standards No. 36 “Review of Financial Statements” issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

A stated in Note 9 to the financial statements, we did not review the financial statements of equity-accounted investments, the investments in which are reflected in the accompanying financial statements using the equity method of accounting. The aggregate carrying values of the equity-accounted investments were NT$1,396,750 thousand and NT$1,312,807 thousand as of September 30, 2004 and 2003 and the equity in their net gain (loss) were NT$33,268 thousand and (NT$104,094) thousand for the nine months then ended.

Based on our reviews, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with accounting principles generally accepted in the Republic of China.

As stated in Notes 2 and 3 to the financial statements, the Company’s accounts are subject to examination by the Directorate General of Budget, Accounting and Statistics of the Executive Yuan and by the Ministry of Audit of the Control Yuan. The accounts as of and for the year ended December 31, 2003 have been examined by these government agencies, and adjustments from this examinations have been recognized in the accompanying financial statements.

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

English Translation of Financial Statements Originally Issued in Chinese

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

SEPTEMBER 30, 2004 AND 2003

(Amounts in New Taiwan Thousand Dollars, Except Par Value Data)

(Reviewed, Not Audited)

	2004		2003
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$9,981,407	2	$4,656,479	1
Short-term investments (Notes 2 and 5)	3,700,000	1	—	—
Trade notes and accounts receivable—net of allowance for doubtful accounts of $2,418,807 thousand in 2004 and $2,126,476 thousand in 2003 (Notes 2 and 6)	15,695,252	4	15,657,043	3
Other current monetary assets	2,073,435	—	2,462,594	1
Inventories—net (Notes 2 and 7)	1,409,707	—	1,277,982	—
Deferred income taxes (Notes 2 and 18)	11,999,110	3	12,024,230	3
Other current assets (Note 8)	3,337,168	1	3,022,208	1

Total current assets	48,196,079	11	39,100,536	9

INVESTMENTS IN UNCONSOLIDATED COMPANIES AND FUNDS (Notes 2, 9 and 22)
Funds	2,000,000	—	2,000,000	—
Investments accounted for using the equity method	1,396,750	—	1,312,807	—
Investments accounted for using the cost method	2,553,016	1	2,076,603	1

Investment in unconsolidated companies and funds	5,949,766	1	5,389,410	1

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 10 and 21)
Cost
Land	101,832,412	23	101,748,979	23
Land improvements	1,447,342	—	1,384,144	—
Buildings	54,615,356	12	53,528,538	12
Machinery and equipment	21,893,015	5	21,940,404	5
Telecommunications network facilities	613,666,790	138	614,373,051	136
Miscellaneous equipment	2,113,978	1	2,119,790	1

Total cost	795,568,893	179	795,094,906	177
Revaluation increment on land	5,951,368	1	5,953,621	1

	801,520,261	180	801,048,527	178
Less: Accumulated depreciation	458,771,013	103	444,757,773	99

	342,749,248	77	356,290,754	79
Construction in progress and advances related to acquisitions of equipment	36,176,409	8	36,591,685	8

Property, plant and equipment—net	378,925,657	85	392,882,439	87

INTANGIBLE ASSETS
3G concession (Note 2)	10,179,000	2	10,179,000	2
Deferred pension cost (Notes 2 and 20)	205,261	—	607,617	—
Patents and computer software—net (Note 2)	206,090	—	284,644	—

Total intangible assets	10,590,351	2	11,071,261	2

OTHER ASSETS
Refundable deposits	1,220,402	1	915,035	1
Overdue receivables—net of allowance for doubtful accounts of $2,708,406 thousand in 2004 and $5,750,058 thousand in 2003 (Notes 2 and 6)	647,460	—	858,799	—
Deferred income taxes—non-current (Notes 2 and 18)	14,256	—	16,402	—
Other	442,905	—	648,664	—

Total other assets	2,325,023	1	2,438,900	1

TOTAL ASSETS	$445,986,876	100	$450,882,546	100

	2004		2003
	Amount	%	Amount	%
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term bank loans (Note 11)	$—	—	$8,500,000	2
Commercial paper issued (Note 12)	—	—	4,998,950	1
Trade notes and accounts payable (Note 21)	12,105,238	3	9,038,988	2
Income tax payable (Notes 2 and 18)	2,585,080	1	3,896,251	1
Accrued expenses (Note 13 and 21)	10,269,416	2	10,406,519	2
Accrued pension liabilities (Notes 2 and 20)	1,278,534	—	3,280,195	1
Long-term loans payable—current portion (Note 15)	200,000	—	—	—
Other current liabilities (Notes 14 and 21)	18,349,115	4	11,894,379	2

Total current liabilities	44,787,383	10	52,015,282	11

LONG-TERM LIABILITIES
Long-term loans (Note 15)	500,000	—	700,000	—
Deferred income	369,396	—	409,001	—

Total long-term liabilities	869,396	—	1,109,001	—

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 10)	211,182	—	211,182	—

OTHER LIABILITIES
Customers’ deposits	6,014,518	2	11,265,430	3
Other	182,903	—	315,556	—

Total other liabilities	6,197,421	2	11,580,986	3

Total liabilities	52,065,382	12	64,916,451	14

STOCKHOLDERS’ EQUITY (Notes 2 , 10 and 16)
Common capital stock—$10 par value; authorized, issued and outstanding—9,647,725 thousand shares	96,477,249	22	96,477,249	22

Capital surplus:
Paid-in capital in excess of par value	214,538,597	48	214,545,736	48
Capital surplus from revaluation of land	5,740,185	1	5,742,439	1
Donations	13,170	—	13,170	—

Total capital surplus	220,291,952	49	220,301,345	49

Retained earnings:
Legal reserve	34,286,147	8	29,436,072	6
Special reserve	2,675,941	—	2,675,419	1
Unappropriated earnings	40,190,727	9	37,075,710	8

Total retained earnings	77,152,815	17	69,187,201	15

Other adjustment
Cumulative translation adjustments	(522)	—	300	—

Total stockholders’ equity	393,921,494	88	385,966,095	86

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$445,986,876	100	$450,882,546	100

The accompanying notes are an integral part of the financial statements.

(See Deloitte & Touche review report dated October 20, 2004)

English Translation of Financial Statements Originally Issued in Chinese

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003

(Amounts in New Taiwan Thousand Dollars, Except Basic Net Income Per Share Data)

(Reviewed, Not Audited)

	2004		2003
	Amount	%	Amount	%
SERVICE REVENUES	$136,753,926	100	$133,906,721	100

COSTS OF SERVICES (Note 21)	68,129,259	50	66,998,966	50

GROSS PROFIT	68,624,667	50	66,907,755	50

OPERATING EXPENSES
Marketing	17,080,124	12	17,038,659	13
General and administrative	1,994,710	1	2,128,269	1
Research and development	2,270,875	2	2,220,019	2

Total operating expenses	21,345,709	15	21,386,947	16

INCOME FROM OPERATIONS	47,278,958	35	45,520,808	34

OTHER INCOME
Penalties income	748,391	1	847,310	1
Income from sale of scrap	461,033	—	158,581	—
Interest	163,779	—	73,703	—
Equity in net income of unconsolidated companies	33,268	—	—	—
Dividends income	28,434	—	122,082	—
Foreign exchange gain—net	—	—	41,810	—
Other income	444,640	—	358,280	—

Total other income	1,879,545	1	1,601,766	1

OTHER EXPENSES
Losses on disposal of property, plant and equipment	128,560	—	88,130	—
Foreign exchange loss—net	42,703	—	—	—
Interest	316	—	34,394	—
Equity in net loss of unconsolidated companies	—	—	104,094	—
Other expense	1,041,790	1	1,105,229	1

Total other expenses	1,213,369	1	1,331,847	1

INCOME BEFORE INCOME TAX	47,945,134	35	45,790,727	34

INCOME TAX (Notes 2 and 18)	8,660,688	6	9,385,909	7

NET INCOME	$39,284,446	29	$36,404,818	27

(Continued)

English Translation of Financial Statements Originally Issued in ChineseD

	2004		2003
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income
BASIC NET INCOME PER SHARE (Notes 2 and 19)	$4.97	$4.07	$4.75	$3.77

The accompanying notes are an integral part of the financial statements.

(See Deloitte & Touche review report dated October 20, 2004)	(Concluded)

English Translation of Financial Statements Originally Issued in Chinese

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003

(Amounts in New Taiwan Thousand Dollars)

(Reviewed, Not Audited)

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$39,284,446	$36,404,818
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	1,022,813	2,331,819
Depreciation and amortization	30,757,991	31,635,660
Gain on disposal of investments	(8,882)	—
Provision (reversal) for allowance for losses on inventories	(1,297)	(15,941)
Net loss on disposal of property, plant and equipment	122,256	88,130
Equity in net loss (income) of unconsolidated companies	(33,268)	104,094
Dividends income	56,000	—
Deferred income taxes	71,580	431,649
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade notes and accounts receivable	(1,803,652)	(574,026)
Other current monetary assets	(448,964)	(672,460)
Inventories	(510,263)	(2,158,007)
Other current assets	(2,804,934)	(2,456,727)
Overdue receivables	(546,100)	(746,538)
Increase (decrease) in:
Trade notes and accounts payable	713,954	(118,782)
Income tax payable	(2,342,972)	(2,162,231)
Accrued expenses	(3,892,647)	(3,371,117)
Accrued pension liabilities	(2,108,012)	366,907
Other current liabilities	1,303,733	(2,017,535)
Deferred income	(49,641)	15,819

Net cash provided by operating activities	58,782,141	57,085,532

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of short-term investments-net	(3,691,118)	—
Proceeds from disposal of investments in unconsolidated companies	10	233,700
Acquisitions of investments in unconsolidated companies	(476,423)	—
Proceeds from disposal of property, plant and equipment	11,228	153,038
Acquisitions of property, plant and equipment	(13,370,618)	(17,358,484)
Increase of intangible assets	(77,846)	(188,898)
Decrease(increase) in other assets	738,435	(281,794)

Net cash used in investing activities	(16,866,332)	(17,442,438)

(Continued)

English Translation of Financial Statements Originally Issued in Chinese

	2004	2003
CASH FLOWS FROM FINANCING ACTIVITIES
dProceeds from short-term bank loans	$—	$8,500,000
Commercial paper issued	—	4,998,950
Payment on principal of long-term loans	—	(17,000,000)
Decrease in customers’ deposits	(2,012,457)	(709,090)
Increase (decrease) in other liabilities	(60,212)	162,265
Cash dividend	(43,414,762)	(38,590,900)

Net cash used in financing activities	(45,487,431)	(42,638,775)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(3,571,622)	(2,995,681)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	13,553,029	7,652,160

CASH AND CASH EQUIVALENTS, END OF PERIOD	$9,981,407	$4,656,479

SUPPLEMENTAL INFORMATION
Interest paid	$316	$91,067
Less: Capitalized interest	—	41,832

Interest paid, excluding capitalized interest	$316	$49,235

Income tax paid	$10,999,375	$11,116,491

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$200,000	$—

The accompanying notes are an integral part of the financial statements.

(See Deloitte & Touche review report dated October 20, 20040)	(Concluded)

English Translation of Financial Statements Originally Issued in Chinese

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa” or “the Company”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Telecommunications Act No. 30. The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa and the DGT continues to be the industry regulator.

As a dominant telecommunications service provider of fixed-line and cellular telephone services, within the meaning of applicable telecommunications regulations of the ROC, the Company is subject to additional requirements imposed by the MOTC.

The MOTC is in the process of privatizing the Company by reducing the government ownership below 50% in various stages. In July 2000, the Company received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of the Company’s common shares were sold by auction, in connection with the foregoing privatization plan, in domestic public offerings in June 2001, December 2002, March 2003, April 2003 and July 2003. Certain of the Company’s common shares were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) in July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC intends to sell certain of the Company’s common shares in the ROC and throughout the privatization process to the Company’s employees. As of September 30, 2004, the MOTC has sold 35.06% shares of the Company.

The numbers of employees as of September 30, 2004 and 2003 are 28,533 and 29,100, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with relevant regulations, regulations governing the preparation of financial statements of public companies and accounting principles generally accepted in the Republic of China. The preparation of financial statements requires management to make certain estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues and expenses of the Company. The Company continually evaluates these estimates, including those related to allowances for doubtful accounts, valuation allowances on inventories, useful lives of long term assets, pension plans and income tax. The Company bases its estimates on historical experience and other assumptions, which it believes to be reasonable under the circumstances. Actual results may differ from these estimates. The significant accounting policies are summarized as follows:

Basis of Accounting

As a state-owned company, the Company maintains statutory accounts in accordance with the laws and regulations issued by the Executive Yuan, the MOTC, the Ministry of Audit (the “MOA”) of the Control Yuan and, in the absence of any specific laws and regulations applicable to a particular transaction or account, the regulations governing the preparation of financial statements of public companies and generally accepted accounting principles in the Republic of China. The accounts are subject to annual examinations by the Directorate General of Budget, Accounting and Statistics (the “DGBAS”) of the Executive Yuan and by the MOA (DGBAS and MOA are hereinafter referred to as “government agencies”). The objective of these examinations is to evaluate the Company’s performance against the budget approved by the Legislative Yuan. The accounts are considered final only after any adjustments based on the annual examinations are taken into account. The accounts for the year ended December 31, 2003 have been examined by these government agencies and resulting adjustments were recorded retroactively.

Current Assets and Liabilities

Current assets are commonly identified as those which are reasonably expected to be realized in cash; or sold or consumed within one year. Current liabilities are obligations which mature within one year.

Cash and Cash Equivalents

Cash and cash equivalents are commercial paper purchased with maturities of three months or less from the date of acquisition.

Short-term Investments

The investments are carried at the lower of cost or market value. An allowance for decline in value is provided when the aggregate carrying value of the investments exceeds the aggregate market value. A reversal of the allowance will result from a subsequent recovery of the carrying value.

The cost of short-term investment sold are determined using the moving weighted-average method.

Allowance for Doubtful Receivables

Allowance for doubtful receivables is provided on the basis of review of the collectibility of individual receivables.

Inventories

Inventories are stated at the lower of cost (weighted-average cost method) or market value (replacement cost or net realizable value).

Investments in Unconsolidated Companies

Investments in shares of stock in companies where the Company exercises significant influence in their operating and financial policy decisions are accounted for using the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments. Unrealized profits arising from downstream transactions to equity investees are deferred in the Company’s portion of equity income or loss. Profits and losses arising from equipment purchases from equity investees are eliminated and recognized over the estimated remaining useful life of the equipment.

Investments in shares of stock with no readily determinable market value are accounted for using the cost method when the ownership is less than 20%. The carrying value of those investments less reductions for decline in value are charged to stockholders’ equity. Reductions which are determined to be other than temporary are charged to current income. Cash dividends received are recorded as income.

Stock dividends received are accounted for as increases in the number of shares hold but not recognized as income.

The cost of investments sold are determined using the weighted-average method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation. Major renewals and betterments are capitalized, while maintenance and repairs are expensed currently.

Depreciation expense is determined based upon the asset’s estimated useful life using the straight-line method. The estimated useful lives are as follows: land improvements, 10 to 30 years; buildings, 10 to 60 years; machinery and equipment, 6 to 10 years; telecommunication network facilities, 6 to 15 years; and miscellaneous equipment, 3 to 10 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to income.

Intangible Assets

3G concession will be amortized upon the MOTC approval using the straight-line method over the lower of the legal useful life or estimated useful life. Patents are amortized using the straight-line method over the estimated useful lives ranging from 12 to 20 years. Computer software costs are capitalized and amortized using the straight-line method over the estimated useful lives of three years.

Pension Costs

Pension costs are recognized according to the budget approved by the Legislative Yuan and the actuarial report. In addition, the DGBAS issued instructions that the pension costs of all state-owned companies to be privatized should be measured and recognized on the assumption that there is no privatization and that an additional amount should be calculated on the basis of the employees’ service years if the additional amount does not reduce the budgeted net income. An additional minimum liability is recognized, if an unfunded accumulated benefit obligation exists, and an equal amount is recognized as an intangible asset, provided that the asset recognized does not exceed the amount of unrecognized net transition obligation and unrecognized prior service cost.

Revenue Recognition

Revenues are recognized when revenues are realized or realizable and earned. Related costs are expensed as incurred.

Service revenue is based on the fair value of the sales price, after business discount and quantity discount, between the Company and customer. The sales price of service revenue is the amount which matures within one year. The difference between fair value and maturity value is not material and the transactions occur frequently so the interest factor is not included in calculating fair value.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees are recognized upon activation, (b) fixed-monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Expense Recognition

Expenses including commissions paid to agencies and handset subsidy costs paid to a vendor that sells a handset to a customer who subscribes to the service, as an inducement to enter into a service contract, are charged to income as incurred.

Income Tax

The Company accounts for income tax using the asset and liability method. Under this method, deferred income tax is recognized for investment tax credits, losses carried forward and tax consequences of differences between financial statement carrying amounts and their respective tax bases. A valuation allowance is recognized if, available evidence indicates it is more likely than not that a portion or the entire deferred tax asset will not be realized. A deferred tax asset or liability should be classified as current or non-current according to the classification of its related asset or liability. However, if a deferred asset or liability cannot be related to an asset or liability in the financial statements, it should be classified as current or non-current depending on the expected reversal date of the temporary difference.

Investment tax credits utilized are recognized as reduction of income tax expense.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings are recorded as expense in the year when the stockholders have resolved that the earnings shall be retained.

Earnings Per Share

Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period.

Foreign-currency Transactions

The functional currency of the Company is the local currency, the New Taiwan dollar. Thus, the transactions of the Company that are denominated in currencies other than the New Taiwan dollars (the “foreign currency”) are recorded in New Taiwan dollars at the exchange rates prevailing on the transaction dates. Gains or losses realized upon the settlement of a foreign currency transaction is included in the period in which the transaction is settled. The balances, at the balance sheet dates, of the foreign currency assets and liabilities are adjusted to reflect the prevailing exchange rates, and the resulting differences are recorded as follows:

a.	Long-term stock investments accounted for by the equity method—as cumulative translation adjustment under stockholders’ equity.

b.	Other assets and liabilities—credited or charged to current income.

Foreign Currency Forward Exchange Contracts

The Company enters into foreign currency forward contracts to manage currency exposures in foreign currency-denominated assets and liabilities. The differences in the New Taiwan dollar amounts translated using the sport rate and the amounts translated using the contracted forward rates on the contract date are amortized over the terms of the forward contracts using the straight-line method. At the balance sheet dates, the receivables or payables arising from forward contracts are restated using the prevailing sport rate at the balance sheet date and the resulting differences are recognized and charged to income. Also the receivables and payables related to the forward contract are netted with the resulting amount presented as either other current monetary asset or other current liability. Any resulting gain or loss upon settlement is charged to income in the period of settlement.

3.	ADJUSTMENTS OF FINANCIAL STATEMENTS

For the Year Ended December 31, 2003

The Company’s financial statements for the year ended December 31, 2003 had been examined by the government agencies, and the resulting adjustments had been recorded retroactively as of December 31, 2003. The effects of these adjustments are summarized as follows:

	As Previously Reported	Adjustment Increase (Decrease)	As Adjusted
Balance sheet

Assets
Current assets	$43,022,523	$1,262	$43,023,785
Investments in unconsolidated companies and funds	5,496,085	—	5,496,085
Property, plant and equipment—net	397,956,847	—	397,956,847
Intangible assets	10,857,912	—	10,857,912
Other assets	3,490,012	—	3,490,012

Total assets	$460,823,379	$1,262	$460,824,641

Liabilities
Current liabilities	$55,604,332	$43,403,166	$99,007,498
Long-term liabilities	1,119,037	—	1,119,037
Reserve for land value incremental tax	211,182	—	211,182
Other liabilities	5,849,703	—	5,849,703

Total liabilities	62,784,254	43,403,166	106,187,420

Total stockholders’ equity	398,039,125	(43,401,904)	354,637,221

Total liabilities and stockholders’ equity	$460,823,379	$1,262	$460,824,641

Statement of income

Service revenues	$179,148,543	$—	$179,148,543
Costs of services	90,722,628	(2,495)	90,720,133
Operating expenses	30,109,684	(14,649)	30,095,035
Other income	2,200,521	—	2,200,521
Other expenses	1,655,234	—	1,655,234
Income before income tax	58,861,518	17,144	58,878,662
Income tax	10,373,628	4,286	10,377,914
Net income	48,487,890	12,858	48,500,748

The adjustments made by the government agencies that increased income before income tax of $17,144 thousand were due to the different bases of estimates used by the MOA in determining certain accruals. Increased current liabilities of $43,403,166 thousand and decreased total stockholders’ equity of $43,401,904 thousand were due to the appropriations of 2003 earnings recorded at December 31, 2003 by the MOA. (Please refer to Note 16)

4.	CASH AND CASH EQUIVALENTS

	September 30
	2004	2003
Cash
Cash on hand	$114,216	$109,629
Cash in banks	4,911,891	3,148,269

	5,026,107	3,257,898
Cash equivalents
Commercial paper purchased, annual discount rates—ranging from 0.98%-1.00% and 0.64%-0.66% for 2004 and 2003, respectively	4,955,300	1,398,581

	$9,981,407	$4,656,479

5.	SHORT-TERM INVESTMENTS

Short-term investments comprised open-end bond mutual funds. The market value of short-term investments was $3,700,000 thousand as of September 30, 2004.

6.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Nine Months Ended September 30
	2004	2003
Notes and accounts receivable

Balance, beginning of period	$2,345,601	$1,491,907
Provision for doubtful accounts	90,856	675,318
Accounts receivable written off	(17,650)	(40,749)

Balance, end of period	$2,418,807	$2,126,476

Overdue receivable

Balance, beginning of period	$5,440,436	$6,012,517
Provision for doubtful accounts	890,511	1,594,164
Accounts receivable written off	(3,622,541)	(1,856,623)

Balance, end of period	$2,708,406	$5,750,058

7.	INVENTORIES—NET

	September 30
	2004	2003
Supplies	$1,071,921	$1,245,616
Work in process	1,800	2,887
Materials in transit	335,986	29,928

	1,409,707	1,278,431
Less: Allowance for losses	—	449

	$1,409,707	$1,277,982

8.	OTHER CURRENT ASSETS

	September 30
	2004	2003
Prepaid expenses	$3,225,871	$2,940,800
Miscellaneous	111,297	81,408

	$3,337,168	$3,022,208

9.	INVESTMENTS IN UNCONSOLIDATED COMPANIES AND FUNDS

	September 30
	2004		2003
	Carrying Value	% of Owner- ship	Carrying Value	% of Owner- ship
Funds
Fixed Line Funds	$1,000,000		$1,000,000
Piping Funds	1,000,000		1,000,000

	2,000,000		2,000,000

Investments in unconsolidated companies
Equity investees:
Chunghwa Investment	978,896	49	973,449	49
Taiwan International Standard Electronics	417,854	40	339,358	40

	1,396,750		1,312,807

Cost investees
Taipei Financial Center	2,476,266	12	1,999,843	12
RPTI International	71,500	12	71,500	12
Siemens Telecommunication Systems	5,250	15	5,250	15
International Telecommunication Development	—	—	10	—

	2,553,016		2,076,603

Total investments in unconsolidated companies	3,949,766		3,389,410

	$5,949,766		$5,389,410

The carrying values of the equity investees and the equity in their net loss and net income as of and for the nine months ended September 30, 2004 and 2003 are based on unreviewed financial statements. The equity in their net gain (loss) were $33,268 thousand and ($104,094) thousand for the nine months ended September 30, 2004 and 2003, respectively.

The equity in the net assets of investments in unconsolidated companies accounted for using the cost method as computed by the percentage of ownership was $2,416,380 thousand and $2,028,838 thousand as of September 30, 2004 and 2003, respectively.

As part of the government’s effort to upgrade the existing telecommunications infrastructure, the Company and other public utility companies were required to contribute to a Fixed Line Fund managed by the Ministry of Interior Affairs and a Piping Fund administered by the Taipei City Government. These funds will be used to finance various telecommunications infrastructure projects, and any deficiency of the funds will be reimbursed by the companies.

10.	PROPERTY, PLANT AND EQUIPMENT

	September 30
	2004	2003
Cost
Land	$101,832,412	$101,748,979
Land improvements	1,447,342	1,384,144
Buildings	54,615,356	53,528,538
Machinery and equipment	21,893,015	21,940,404
Telecommunications network facilities	613,666,790	614,373,051
Miscellaneous equipment	2,113,978	2,119,790

Total cost	795,568,893	795,094,906
Revaluation increment on land	5,951,368	5,953,621

	801,520,261	801,048,527

Accumulated depreciation
Land improvements	680,634	622,026
Buildings	12,037,982	11,075,274
Machinery and equipment	15,561,561	15,548,532
Telecommunications network facilities	428,718,235	415,765,713
Miscellaneous equipment	1,772,601	1,746,228

	458,771,013	444,757,773

Construction in progress and advances related to acquisition of equipment	36,176,409	36,591,685

Property, plant and equipment—net	$378,925,657	$392,882,439

Pursuant to the relative regulation, the Company revalued land it owned on April 30, 2000 based on the publicly announced value on July 1, 1999. These revaluations which have been approved by MOA resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, accrued liabilities for land value incremental taxes of $211,182 thousand, and capital surplus of $5,774,892 thousand.

On July 1, 1996, pursuant to the guidance on the incorporation of the Company and as instructed by the ROC’s Executive Yuan (executive branch), the ROC Government (through the MOTC) transferred to the Company certain land and buildings with carrying value of $120,957,303 thousand. As of September 30, 2004, those properties had been registered in the name of the ROC’s National Properties Bureau (“NPB”).

No interest expense was capitalized for the nine months ended September 30, 2004. Capitalized interest expense aggregated to $41,832 thousand and the rate of capitalized interest is from 0.66% to 1.67% for the nine months ended September 30, 2003.

11.	SHORT-TERM LOANS

Short-term loans bear fixed annual interest rates ranging from 0.82% to 0.90% for the nine months ended September 30, 2003.

12.	COMMERCIAL PAPER ISSUED

Commercial paper was issued in August 2003 with an aggregate face value of $5,000,000 thousand at annual discount rates from 0.54% to 0.63%

13.	ACCRUED EXPENSES

	September 30
	2004	2003
Accrued compensation	$6,882,727	$6,886,951
Accrued franchise fees	1,870,237	1,817,492
Accrued advertisement expenses	430,000	500,000
Other accrued expenses	1,086,452	1,202,076

	$10,269,416	$10,406,519

14.	OTHER CURRENT LIABILITIES

	September 30
	2004	2003
Amounts collected in trust for others	$4,679,795	$4,192,806
Refundable customers’ deposits	3,656,259	652,217
Advances from subscribers	3,491,199	2,761,463
Payables to equipment suppliers	2,809,433	1,378,681
Payables to constructors suppliers	1,860,989	1,154,730
Miscellaneous	1,851,440	1,754,482

	$18,349,115	$11,894,379

The Company reclassified the amount of deposits from cellular telephone services where it expects to pay to its customers within one year, from other liabilities to other current liabilities.

15.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS—CURRENT PORTION)

The loan from the Common Tunnel Fund was obtained pursuant to a long-term loan agreement with the Common Tunnel Fund managed by Ministry of Interior that allows the Company to obtain unsecured interest-free credit until March 12, 2007. The outstanding principal amounts as of September 30, 2004 are payable in three annual installments ($200,000 thousand, $200,000 thousand and $300,000 thousand) starting on March 12, 2005.

16.	STOCKHOLDERS’ EQUITY

Under the Company’s Articles of Incorporation, authorized capital is divided into 9,647,724,900 common shares and 2 preferred shares (at $10 par value per share), all of which are issued and outstanding. The Company’s Articles of Incorporation and the Republic of China Telecommunications Act provide that the MOTC has the right to purchase two redeemable preferred shares (NT$10 par value) in the event its ownership in the Company falls below 50% of the outstanding common shares.

For the purpose of privatizing the company, the MOTC sold 1,109,750 thousand common shares of the Company in an international offering of securities in the form of American Depositary Shares (ADS) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange in July 17, 2003.

The ADS holders generally have the same rights and obligations as other common shareholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights;
b.	Sell their ADSs; and
c.	Receive dividends declared and subscribe to the issuance of new shares.

As of September 30, 2004, the outstanding ADSs were 110,975 thousand units, which equaled approximately 1,109,749 thousand common shares and represented 11.50% of the Company’s total outstanding common shares.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in the Company’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same option to purchase additional shares as holders of common shares when the Company raises capital by issuing new shares.

c.	The holder of the preferred shares will have to agree on any change in the name of the Company or the nature of its business and any transfer of a substantial portion of the Company’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. The Company must redeem all outstanding preferred shares within three years from the date of their issuance.

Under the ROC Company Law, capital surplus can only be utilized to offset deficits or be declared as stock dividends. Also, such capital surplus and donations can only be declared as a stock dividend by the Company at an amount calculated in accordance with the provisions of existing regulations.

Cause of properties transfer in or out to National Properties Bureau and other government agencies is because few properties are still waiting for the approval of title transfer by the Executive Yuan.

In addition, before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. The cash dividends to be distributed shall not be less than 10% of the total amount of the dividends to be distributed. In addition, if the cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

Telecommunications service is capital-intensive and the Corporation requires capital expenditures to sustain its leadership position in a high-growth market. Thus, the Company’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings may then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

Furthermore, under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or when the balance is 50% of the aggregate par value of the outstanding capital stock of the Company, the Company may, at its option, declare 50% of the reserve as a stock dividend and transfer the amount to capital.

The appropriation and distributions of the 2003 and 2002 earning of the Company have been approved and resolved by the stockholders in June 25, 2004 and June 17, 2003, respectively, were as follows:

	Appropriations and Distributions of Earning		Dividends Per Share (Dollar)
	2003	2002	2003	2002
Legal reserve	$4,848,789	$4,330,243
Special reserve	522	—
Cash dividends	43,414,762	38,590,900	$4.5	$4.0

	$48,264,073	$42,921,143

Under the regulations of state-owned company, the appropriations and distributions adjustments of the 2003 and 2002 earnings had been recorded retroactively as of December 31, 2003 and 2002, respectively (Please refer to Note 3).

Under the Integrated Income Tax System that became effective on July 1, 1998, non-corporate stockholders are allowed a tax credit for the income tax paid by the Company on earnings generated in 1999 and onwards. An Imputation Credit Account (ICA) is maintained by the Company for such income tax and the tax credit is allocated to each stockholder.

17.	PERSONNEL, DEPRECIATION AND AMORTIZATION EXPENSES

	Nine Months Ended September 30, 2004
	Cost of Services	Operating Expenses	Total
Personnel expense
Salaries	$11,305,485	$6,765,032	$18,070,517
Insurance	456,980	283,787	740,767
Pension	1,153,987	697,822	1,851,809
Other compensation	4,453,957	2,622,385	7,076,342

	17,370,409	10,369,026	27,739,435
Depreciation expense	28,930,010	1,622,694	30,552,704
Amortization expense	111,933	93,354	205,287

	$46,412,352	$12,085,074	$58,497,426

	Nine Months Ended September 30, 2003
	Cost of Services	Operating Expenses	Total
Personnel expense
Salaries	$11,358,762	$6,608,826	$17,967,588
Insurance	500,395	224,197	724,592
Pension	319,645	187,011	506,656
Other compensation	4,409,823	2,471,650	6,881,473

	16,588,625	9,491,684	26,080,309
Depreciation expense	29,635,933	1,802,344	31,438,277
Amortization expense	103,460	93,923	197,383

	$46,328,018	$11,387,951	$57,715,969

18.	INCOME TAX

a.	A reconciliation between income tax expense computed by applying the statutory income tax rate of 25% and income tax payable shown in the statements of income is as follows:

	Nine Months Ended September 30
	2004	2003
Income tax expense computed at statutory income tax rate of 25%	$11,986,274	$11,447,672
Deduct tax effect of:
Permanent differences	(54,444)	(19,819)
Timing differences	(907,030)	(505,238)
Investment tax credits	(2,465,129)	(2,094,880)

Income tax payable	$8,559,671	$8,827,735

b.	Income tax expense consisted of the following:

	Nine Months Ended September 30
	2004	2003
Income tax payable	$8,559,671	$8,827,735
Income tax—separated	29,437	12,014
Income tax—deferred	71,580	431,649
Income tax on undistributed earnings	—	114,511

	$8,660,688	$9,385,909

The balance of income tax payable at September 30, 2004 and 2003 were shown net of prepaid income tax.

c.	Net deferred income tax assets consist of the following:

	September 30
	2004	2003
Current
Deferred income tax assets:
Accrued pension cost	$11,946,513	$11,995,651
Provision for doubtful receivables	778,858	1,614,261
Other	56,748	41,233

	12,782,119	13,651,145
Less: Valuation allowance	(778,858)	(1,614,261)

	12,003,261	12,036,884
Deferred income tax liability:
Unrealized foreign exchange gain	(4,151)	(12,654)

Net current deferred income tax assets	$11,999,110	$12,024,230

Noncurrent deferred income tax assets:
Unrealized losses on disposal of property, plant and equipment	$14,256	$14,256
Unrealized advertisement expense	—	2,146

Net noncurrent deferred income tax assets	$14,256	$16,402

d.	The related information under the Integrated Income Tax System is as follows:

	September 30
	2004	2003
Balance of Imputation Credit Account (ICA)	$258,668	$3,558,159

The actual ICA rate for the year ended December 31, 2003 and 2002 were 27.68% and 33.44%, respectively.

e.	Undistributed earnings information

As of September 30, 2004 and 2003, the Company’s undistributed earnings generated in June 30, 1998 and onward were $32,336 thousand for both years.

Income tax returns through the year ended December 31, 2003 had been examined by the tax authorities.

19.	BASIC NET INCOME PER SHARE

	Amount (Numerator)		Weighted- average Number of Common Shares Outstanding (Denominator)	Net Income Per Share (Dollars)
	Income Before Income Tax	Net Income		Income Before Income Tax	Net Income
Nine months ended September 30, 2004
Net income	$47,945,134	$39,284,446

Basic net income per share			9,647,725	$4.97	$4.07

Nine months ended September 30, 2003
Net income	$45,790,727	$36,404,818

Basic net income per share			9,647,725	$4.75	$3.77

20.	PENSION PLAN

The Company has different pension plans for its employees depending on their classifications. In general, the employees’ pension entitlement is based on MOTC regulations, Labor Law and/or the private pension plan of the Company.

The funding of the pension plan for employees classified as staff is based on the budget approved by the Legislative Yuan and a supplementary budget approved by the Executive Yuan. The staff pension fund is administered by a pension fund committee and deposited in its name in a commercial bank. The pension plan for employees classified as workers is funded monthly at 15% or less of their wages and is also administered by a pension committee and deposited in its name in the Central Trust of China.

Contributions and payments are as follows:

	Nine Months Ended September 30
	2004	2003
Contributions	$4,051,588	$168,119

Payments of benefits	$2,743,060	$2,035,753

Pension costs amounted to $1,943,576 thousand and $535,026 thousand for the nine months ended September 30, 2004 and 2003, respectively. The privatization of the Company was not completed on December 31, 2003. The Chairman, as representative of the MOTC, approved the new target privatization date to be December 31, 2004 and recognized pension cost base on the actuarial report. Therefore, based on the assumption that the timing of the privatization is December 31, 2004, the accrued pension liabilities as of September 30, 2004 were $1,278,534 thousand.

21.	TRANSACTIONS WITH RELATED PARTIES

As the Company is a state-owned enterprise, the ROC Government is one of the Company’s largest customers. The Company provides fixed-line services, wireless services, Internet and data and other services to the various departments and agencies of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of users were not maintained by the Company. The Company believes that all costs of doing business are reflected in the financial statements and that no additional expenditures will be incurred as a result of the privatization being completed.

a.	The Company engages in business transactions with the following related party:

Company	Relationship
Taiwan International Standard Electronics (“TISE”)	Equity-accounted investee
Chunghwa System Integration (“CSI”)	Subsidiary of equity-accounted investee

b.	Significant transactions with the above related party are summarized as follows:

	September 30
	2004		2003
	Amount	%	Amount	%
1) Payables

Trade notes and accounts payable
TISE	$33,170	—	$—	—

Accrued expense
TISE	$35,978	—	$—	—

Payable to construction supplier (included in “other current liabilities”) TISE	$5,443	—	$376,390	3

	Nine Months Ended September 30
	2004		2003
	Amount	%	Amount	%
2) Cost of services

TISE	$127,649	—	$—	—
CSI	95,457	—	45,521	—

	$223,106	—	$45,521	—

3) Acquisition of properties

TISE	$795,947	6	$2,851,850	16
CSI	73,840	1	1,118	—

	$869,787	7	$2,852,968	16

The foregoing acquisitions were conducted under normal commercial terms.

22.	COMMITMENTS AND CONTINGENT LIABILITIES

As of September 30, 2004, the Company’s remaining commitments under non-cancelable contracts with various parties were as follows:

a.	Acquisitions of buildings of $3,545,403 thousand.

b.	Acquisitions of telecommunications equipment of $12,672,311 thousand.

c.	Unused letters of credit of approximately $7,654,669 thousand.

d.	Contracts to print billing, envelops and telephone directories of approximately $164,333 thousand.

e.	The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Minimum rental commitments under those leases are as follows:

Year	Rental Amount
The three months ended December 31, 2004	$320,527
2005	1,097,970
2006	921,650
2007	576,931
2008 and thereafter	384,123

f.	A commitment to contribute $2,500,000 thousand to a Fixed Line Fund administered by the Ministry of Interior Affairs and Taiwan Power Company, of which $1,000,000 thousand has been contributed by the Company on June 30, 1995. If the balance of the Fixed Line Fund is not sufficient for its purpose, the above three parties will determine when to raise additional fund and how much is the contribution from each party.

g.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by the Company on August 15, 1996.

23.	FAIR VALUE OF FINANCIAL INSTRUMENTS

a.	Derivative financial instruments

The Company entered into derivative financial instrument transactions to manage exposures related to foreign-currency denominated payable fluctuation. There were no foreign currency forward exchange contracts outstanding as of September 30, 2004.

1)	Transaction risk

a)	Credit risk

The Company is exposed to credit risk in the event of non-performance of the counter parties to forward contracts on maturity. In order to manage this risk, the Company conducts transactions only with financial institutions with good credit ratings. As a result, no material losses resulting from counter party defaults are anticipated.

b)	Market risk

Market risk is the exposure created by potential exposures to changes of foreign exchange rate related to its foreign-currency-denominated assets and/or liabilities and changes on interest rates related to its obligations.

c)	Liquidation risk and cash flow risk

The Company entered into foreign currency forward exchange contracts to hedge its exposure to the effect of exchange rate fluctuations on net liabilities. At the maturity of the contracts, the Company has sufficient cash to cover the cash out, therefore the Company believes there are no significant liquidation risk and cash flow risk.

2)	Transaction gains and losses

Net exchange loss for the nine months ended September 30, 2004 was $ 26,784 thousand.

b.	Fair value of financial instruments:

	September 30
	2004		2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Nonderivative financial instruments

Assets
Cash and cash equivalents	$9,981,407	$9,981,407	$4,656,479	$4,656,479
Short-term investments	3,700,000	3,700,000	—	—
Trade notes and accounts receivable—net	15,695,252	15,695,252	15,657,043	15,657,043
Other current monetary assets	2,073,435	2,073,435	2,462,594	2,462,594
Investments in unconsolidated companies and funds	5,949,766	6,164,424	5,389,410	5,895,366
Overdue receivables—net	647,460	647,460	858,799	858,799
Refundable deposits	1,220,402	1,220,402	915,035	915,035
Liabilities
Short-term loans	—	—	8,500,000	8,500,000
Commercial paper issued	—	—	4,998,950	4,998,950
Trade notes and accounts payable	12,105,238	12,105,238	9,038,988	9,038,988
Accrued expenses	10,269,416	10,269,416	10,406,519	10,406,519
Long-term loans-current portion	200,000	200,000	—	—
Long-term loans	500,000	500,000	700,000	700,000
Customers’ deposits	6,014,518	6,014,518	11,265,430	11,265,430

The Company’s basis for determining the fair values is as follows:

1)	Financial instruments except those mentioned in b) and c)—the carrying values of such financial instruments reported in the balance sheet approximate the fair values of these assets.

2)	Fair values of investments in unconsolidated companies and funds are based on the net asset values of the investments in unconsolidated companies, if quoted market prices are not available.

3)	Long-term loans (including long-term loans-current portion). The fair value is discounted value based on projected cash flow. The projected cash flows were discounted using the maturity dates of long-term loans.

24.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for the Company and its investees:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: None.

c.	Marketable securities held: Please see Table 1.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 2.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: Please see Table 3.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: None.

g.	Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital: None.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: None.

i.	Names, locations, and other information of investees on which the Company exercises significant influence: Please see Table 4

j.	Derivative financial transaction: Please see Note 23.

k.	Investment in Mainland China: None.

TABLE 1

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD

SEPTEMBER 30, 2004

(Amounts in Thousands of New Taiwan Dollars)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2004				Note
					Shares (Thousands)	Carrying Value	Percentage of Ownership	Market Value or Net Asset Value
0	Chunghwa Telecom Co., Ltd.	Common stock
		Chunghwa Investment Co., Ltd.	Equity method investee	Investments in unconsolidated companies	98,000	$978,896	49	$978,896	Note 1
		Taiwan International Standard Electronics	Equity method investee	Investments in unconsolidated companies	1,760	417,854	40	769,148	Note 1
		Taipei Financial Center	—	Investments in unconsolidated companies	199,984	2,476,266	12	2,097,956	Note 1
						(Note 4)
		RPTI International	—	Investments in unconsolidated companies	9,234	71,500	12	110,374	Note 1
		Siemens Telecommunication Systems	—	Investments in unconsolidated companies	75	5,250	15	208,050	Note 1

		Beneficiary certificates
		JF (Taiwan) First Bond Fund	—	Short-term investment	43,955	600,000	—	600,000	Note 2
		JF (Taiwan) Taiwan Bond Fund	—	Short-term investment	33,761	500,000	—	500,000	Note 2
		ABN AMRO Bond Fund	—	Short-term investment	13,681	200,000	—	200,000	Note 2
		ABN AMRO Select Bond Fund	—	Short-term investment	45,480	500,000	—	500,000	Note 2
		PCA Well Pool Fund	—	Short-term investment	41,072	500,000	—	500,000	Note 2
		Invesco ROC Bond Fund	—	Short-term investment	34,608	500,000	—	500,000	Note 2
		HSBC Taiwan Dragon Fund	—	Short-term investment	13,358	200,000	—	200,000	Note 2
		Dresdner Bond DAM Fund	—	Short-term investment	62,441	700,000	—	700,000	Note 2

1	Chunghwa Investment Co., Ltd.	Common stock
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments in unconsolidated companies	60,000	611,799	100	611,799	Note 1
		Chunghwa Telecom Global	Subsidiary	Investments in unconsolidated companies	6,000	139,573	100	139,573	Note 1
		Chunghwa Investment Holding Company	Subsidiary	Investments in unconsolidated companies	589	20,000	100	20,000	Note 1
		PandaMonium Company Ltd.	Equity method investee	Investments in unconsolidated companies	602	20,000	43	19,682	Note 1
		Wayia Com Inc.	—	Investments in unconsolidated companies	4,000	40,000	19	24,201	Note 1
		TVbean Co. Ltd.	—	Investments in unconsolidated companies	1,200	12,000	12	15,858	Note 1
		Vantech Software Company	—	Investments in unconsolidated companies	1,080	12,960	7	15,742	Note 1
		Digimax Production Center	—	Investments in unconsolidated companies	2,000	60,000	5	21,208	Note 1

		Beneficiary certificates
		Prudential Financial Bond Fund	—	Short-term investment	7,992	111,455	—	113,373	Note 2
		Transcend Fortune Bond Fund	—	Short-term investment	852	10,038	—	10,063	Note 2
		APIT Bond Fund	—	Short-term investment	8,330	100,891	—	103,304	Note 2
		Homerun Bond Fund	—	Short-term investment	3,294	43,892	—	44,872	Note 2
		Prudential Bond Fund	—	Short-term investment	6,665	98,488	—	100,671	Note 2
		TIIM Bond Fund	—	Short-term investment	4,547	61,133	—	62,479	Note 2
		Sheng Hwa 1699 Bond Fund	—	Short-term investment	2,982	35,148	—	35,904	Note 2
		The First Global Investment Trust The Duoli-2 Bond Fund	—	Short-term investment	2,596	36,109	—	36,860	Note 2

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2004				Note
					Shares (Thousands)	Carrying Value	Percentage of Ownership	Market Value or Net Asset Value
		Allianz Global Bond Fund	—	Short-term investment	950	$10,010	—	$10,001	Note 2
		Fu-Hwa Bond Fund	—	Short-term investment	2,427	30,533	—	31,337	Note 2
		High Yield Securities Investment Trust Fund	—	Short-term investment	2,894	40,000	—	40,556	Note 2
		Fu-Hwa Albatross Fund	—	Short-term investment	2,383	25,315	—	25,986	Note 2
		HSBC Taiwan Dragon Fund	—	Short-term investment	1,771	25,899	—	26,509	Note 2
		The Forever Fund	—	Short-term investment	1,700	23,656	—	23,882	Note 2
		Cathay Capital Income Growth Bond Fund	—	Short-term investment	1,925	20,000	—	20,399	Note 2
		NITC Greater China Balanced Fund	—	Short-term investment	1,000	10,005	—	9,640	Note 2
		Cathay Global Balanced Fund	—	Short-term investment	3,000	30,000	—	31,230	Note 2
		KGI Einstein Fund	—	Short-term investment	760	10,010	—	10,190	Note 2
		PCA Balance 3	—	Short-term investment	2,000	20,010	—	19,699	Note 2
		Fuh-Wa Classical Fund	—	Short-term investment	999	10,000	—	10,149	Note 2
		Fiamingo Balance Fund	—	Short-term investment	1,990	20,000	—	19,445	Note 2
		Truswell Unique Fund		Short-term investment	940	10,000	—	9,984	Note 2
		Cathay Superior Balanced Fund	—	Short-term investment	3,000	30,030	—	29,940	Note 2
		Fuh-Wa Diamond Fund	—	Short-term investment	1,000	10,000	—	10,171	Note 2
		JF Taiwan Balance Fund	—	Short-term investment	681	10,020	—	10,024	Note 2
		Fubon Fu Tai Fund		Short-term investment	1,000	10,000	—	10,025	Note 2
		TIIM Super Yield Fund		Short-term investment	1,984	20,000	—	20,003	Note 2
		Barits Formosa Fund	—	Short-term investment	1,000	10,005	—	10,028	Note 2
		PCA High Tech Fund	—	Short-term investment	164	5,005	—	3,965	Note 2
		Barits Hi-Tech Fund	—	Short-term investment	328	5,005	—	4,057	Note 2
		Polaris Taiwan Top 50 Tracker Fund	—	Short-term investment	200	9,176	—	9,120	Note 2

		Convertible bonds
		China Airlines ECB2	—	Short-term investment	10	1,161	—	1,065	Note 3
		EVA Airlines ECB2	—	Short-term investment	90	10,460	—	11,016	Note 3
		SmarTeam ECB1	—	Short-term investment	374	37,400	—	29,920	Note 3

2	Chunghwa System Integration Co., Ltd.	Beneficiary certificates

		Fubon Global Fixed Income Bond Fund	—	Short-term investment	4,430	49,931	—	50,580	Note 2
		Homerun Bond Fund	—	Short-term investment	5,029	67,684	—	68,504	Note 2
		The Forever Fund	—	Short-term investment	3,875	53,790	—	54,434	Note 2
		Twfund Solomon Bond Fund	—	Short-term investment	1,310	14,639	—	14,810	Note 2
		Prudential Financial Bond Fund	—	Short-term investment	2,492	34,966	—	35,353	Note 2
		UBS Soaring Eagle Bond Fund	—	Short-term investment	1,893	19,846	—	19,941	Note 2
		Cathay Capital Income Growth Bond Fund	—	Short-term investment	4,165	43,586	—	44,146	Note 2
		APIT Bond Fund	—	Short-term investment	881	10,788	—	10,931	Note 2
		Albatross Fund	—	Short-term investment	479	5,145	—	5,224	Note 2
		Fuh-Hwa Bond Fund	—	Short-term investment	401	5,099	—	5,177	Note 2
		KGI Victory Fund	—	Short-term investment	2,899	30,063	—	30,264	Note 2
		Fuh Wa advantage Bound Fund	—	Short-term investment	339	5,061	—	5,082	Note 2
		President James Bond Fund	—	Short-term investment	3,967	40,000	—	40,116	Note 2
		Fuh Wa Classical Fund	—	Short-term investment	1,976	20,020	—	20,008	Note 2
		Barits Value Balance fund	—	Short-term investment	1,873	20,000	—	20,167	Note 2
		Cathay Global Balanced Fund	—	Short-term investment	1,908	20,020	—	19,866	Note 2
		KGI Ever Flourshing balanced Fund	—	Short-term investment	486	5,005	—	4,922	Note 2

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2004				Note
					Shares (Thousands)	Carrying Value	Percentage of Ownership	Market Value or Net Asset Value
		Cathay Superior Balanced Fund	—	Short-term investment	2,000	$20,020	—	$19,960	Note 2
		KGI Einstein Fund	—	Short-term investment	699	10,010	—	9,364	Note 2
		Fuh-Wa Classical Fund		Short-term investment	1,976	20,020	—	20,058	Note 2

		Convertible bonds
		EVA Airlines ECB1	—	Short-term investment	20	2,000	—	2,456	Note 3

3	Chunghwa Investment Holding Company	Common stock
		Donghua Telecom Co., Limited	Subsidiary	Investments in unconsolidated companies	—	20,000	100	20,000	Note 1

Note 1: The net asset values of unconsolidated companies are based on unreviewed financial statements.

Note 2: The market value of short-term investments is based on the net asset values of the funds as of September 30, 2004.

Note 3: The market value of short-term investments is based on the average closing price of September 30, 2004.

Note 4: Including a deposit of $476,423 thousand for subscription to shares of stock.

TABLE 2

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition			Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount		Shares (Thousands/ Thousand Units)	Amount	Carrying Value	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount
0	Chunghwa Telecom Co., Ltd.	Beneficiary certificates
		JF (Taiwan) First Bond Fund	Short-term investment	—	—	—	$—	87,992	$1,200,000		44,037	$601,127	$600,000	$1,127	43,955	$600,000
		JF (Taiwan) Taiwan Bond Fund	Short-term investment	—	—	—	—	67,626	1,000,000		33,865	501,541	500,000	1,541	33,761	500,000
		ABN AMRO Bond Fund	Short-term investment	—	—	—	—	27,408	400,000		13,727	200,660	200,000	660	13,681	200,000
		ABN AMRO Select Bond Fund	Short-term investment	—	—	—	—	91,096	1,000,000		45,616	501,496	500,000	1,496	45,480	500,000
		PCA Well Pool Fund	Short-term investment	—	—	—	—	82,178	1,000,000		41,106	500,415	500,000	415	41,072	500,000
		Invesco ROC Bond Fund	Short-term investment	—	—	—	—	69,323	1,000,000		34,715	501,555	500,000	1,555	34,608	500,000
		HSBC Taiwan Dragon Fund	Short-term investment	—	—	—	—	26,724	400,000		13,366	200,122	200,000	122	13,358	200,000
		Dresdner Bond DAM Fund	Short-term investment	—	—	—	—	125,058	1,400,000		62,617	701,966	700,000	1,966	62,441	700,000

		Common stock
		Taipei Financial Center	Investments in unconsolidated companies	—	—	199,984	1,999,843	—	476,423 (Note	)	—	—	—	—	199,984	2,476,266

1	Chunghwa Investment Co., Ltd.	Beneficiary certificates
		The Forever Fund	Short-term investment	—	—	6,557	90,949	2,506	35,000		7,363	102,913	102,293	620	1,700	23,656

Note: A deposit for subscription to shares of stock.

TABLE 3

CHUNGHWA TELECOM CO., LTD.

ACQUISITION OF INDIVIDUAL REAL ESTATES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Property	Transaction Date	Transaction Amount	Payment Term	Counter-Party	Nature of Relationship	Prior Transactions with Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationship	Transfer Date	Amount
Chunghwa Telecom. Co., Ltd.	Building	2004.2.25	$133,611	Paid	Da-Cheng Construction Co., Ltd. and others	None	—	—	—	—	Bidding	Telecommunications construction	None

	Building	2004.8.02	197,456	Paid	Guo-Chi Construction Co., Ltd. and others	None	—	—	—	—	Bidding	Telecommunications construction	None

TABLE 4

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES ON WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount						Balance as of September 30, 2004			Net Income (Loss) of the Investee	Recognized Gain (Loss)		Note
					September 30, 2004			Dec. 31, 2003			Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
0	Chunghwa Telecom Co., Ltd.	Chunghwa Investment Co., Ltd.	24F, No. 456, Hsinyi Rd., Sec. 4, Taipei	Investment		$980,000			$980,000		98,000	49	$978,896	$(15,921)	$(7,802 (Note 1	) )	Equity- accounted investee
		Taiwan International Standard Electronics	No. 4, Min Sheng St., Tu-Chen Taipei Hsien	Manufacturing, selling, designing and maintaining of telecommunications systems and equipment		164,000			164,000		1,760	40	417,854	(91,359)	41,070 (Note 2)		Equity- accounted investee

1	Chunghwa Investment Co., Ltd.	Chunghwa System Integration Co., Ltd.	24F, No. 458, Hsinyi Rd., Sec. 4, Taipei	Integrated communication and information services		600,000			600,000		60,000	100	611,799	(3,646)	( 3,646 (Note 1	) )	Subsidiary

		Chunghwa Telecom Global	United States	Multinational enterprise data service, Internet gateway and voice wholesale, mobile commerce value-added services, and content services	(US$	204,271 6,000 thousand	)	( US$	154,086 4,500 thousand	)	6,000	100	139,573	(53,969)	(53,969 (Note 1	) )	Subsidiary

		Chunghwa Investment Holding Company	Brunei	Investment	(US$	20,000 589 thousand	)		—		589	100	20,000	—	—		Subsidiary

		PandaMomum Company	British Virgin Island	Develop PandaMomum project and provide multimedia services	(US$	20,000 602 thousand	)		—		602	43	20,000	(661)	—		Equity- accounted investee

2	Chunghwa Investment Holding Company	Donghua Telecom CO., Ltd	Hong Kong	Engage in telecom related investments, provide international private leased circuits (IPLC),internet protocol virtual private network (IPVPN), and internet transit	(HK$	20,000 4,589 thousand	)		—		—	100	20,000 (Note 3)	—	—		Subsidiary

Note	1: The equity in net income (net loss) of unconsolidated companies is based on unreviewed financial statements.

Note	2: The equity in net loss of an unconsolidated company amounted to $36,544 thousand is calculated from the unreviewed financial statements plus a gain on realized upstream transactions of $105,778 thousand less a gain on unrealized upstream transactions of $28,164 thousand.

Note	3: As of September 30, 2004, the registration process of capital was not completed.

Exhibit 3

Chunghwa Telecom Co., Ltd.

Financial Statements as of December 31, 2003 and

September 30, 2004 (Unaudited) and for

Three Months and Nine Months Ended September 30,

2003 and 2004 (Unaudited)

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

(Amounts in Millions, Except Shares and Par Value Data)

	December 31, 2003	September 30
		2004	2004
	NT$	NT$	US$
		(Unaudited)	(Unaudited)
			(Note 3)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$13,553	$9,981	$294
Short-term investments	—	3,700	109
Trade notes and accounts receivable—net of allowance for doubtful account of $7,786 million in 2003 and $5,127 million in 2004	14,813	15,960	470
Inventories—net	1,220	1,410	41
Prepaid expenses	494	3,226	95
Deferred income taxes	16,983	17,183	505
Other current assets	1,703	2,185	64

Total current assets	48,766	53,645	1,578

INVESTMENTS IN UNCONSOLIDATED COMPANIES	3,496	3,950	116

PROPERTY, PLANT AND EQUIPMENT—Net	329,678	310,966	9,149

INTANGIBLE ASSETS
Deferred pension cost	29,940	29,940	881
3G concession	10,179	10,179	300
Patents and computer software—net	251	206	6

Total intangible assets	40,370	40,325	1,187

OTHER ASSETS
Deferred income taxes—non-current	2,901	2,564	75
Other	4,484	3,663	108

Total other assets	7,385	6,227	183

TOTAL ASSETS	$429,695	$415,113	$12,213

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade notes and accounts payable	$11,713	$12,105	$356
Income tax payable	4,923	2,585	76
Accrued expenses	14,206	10,292	303
Accrued pension liabilities	42,199	41,485	1,220
Current portion of deferred income	3,186	2,744	81
Current portion of long-term loans	—	200	6
Customers’ deposits	10,957	9,671	285
Other current liabilities	19,203	17,984	529

Total current liabilities	106,387	97,066	2,856

OTHER LIABILITIES
Deferred income—net of current portion	11,610	10,207	300
Long-term loans—net of current portion	700	500	15
Other	243	183	5

Total other liabilities	12,553	10,890	320

Total liabilities	118,940	107,956	3,176

COMMITMENTS AND CONTINGENT LIABILITIES

STOCKHOLDERS’ EQUITY
Capital stock—NT$10 (US$0.29) par value; authorized, issued and outstanding—9,647,724,900 common shares	96,477	96,477	2,838
Capital surplus	135,873	136,082	4,004
Retained earnings	78,405	74,598	2,195

Total stockholders’ equity	310,755	307,157	9,037

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$429,695	$415,113	$12,213

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF OPERATIONS

(Amounts in Millions, Except Shares and Per Share and Per ADS Data)

	Three Months Ended September 30			Nine Months Ended September 30
	2003	2004	2004	2003	2004	2004
	NT$	NT$	US$	NT$	NT$	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
			(Note 3)			(Note 3)
SERVICE REVENUES	$46,459	$46,460	$1,367	$136,369	$138,386	$4,071

OPERATING COSTS AND EXPENSES
Costs of services, excluding depreciation and amortization	14,623	14,877	438	42,776	43,927	1,293
Marketing, excluding depreciation and amortization	4,584	4,574	135	13,922	13,604	400
General and administrative, excluding depreciation and amortization	631	575	17	2,004	1,910	56
Research and development, excluding depreciation and amortization	586	592	17	1,788	1,787	53
Depreciation and amortization—costs of services	9,805	9,514	280	29,439	28,730	845
Depreciation and amortization—operating expenses	610	551	16	1,890	1,709	50

Total operating costs and expenses	30,839	30,683	903	91,819	91,667	2,697

INCOME FROM OPERATIONS	15,620	15,777	464	44,550	46,719	1,374

OTHER INCOME
Interest	28	49	1	74	164	5
Equity in net income of unconsolidated companies	—	9	—	—	33	1
Other income	394	543	16	1,520	1,675	49

Total other income	422	601	17	1,594	1,872	55

OTHER EXPENSES
Interest	12	—	—	34	—	—
Equity in net loss of unconsolidated companies	36	—	—	104	—	—
Other expense	287	147	4	413	253	7

Total other expenses	335	147	4	551	253	7

INCOME BEFORE INCOME TAX	15,707	16,231	477	45,593	48,338	1,422

INCOME TAX	3,362	3,072	90	9,251	8,730	257

NET INCOME	$12,345	$13,159	$387	$36,342	$39,608	$1,165

NET INCOME PER SHARE	$1.28	$1.36	$0.04	$3.77	$4.11	$0.12

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	9,647,724,900	9,647,724,900	9,647,724,900	9,647,724,900	9,647,724,900	9,647,724,900

NET INCOME PER PRO FORMA EQUIVALENT ADS	$12.80	$13.64	$0.40	$37.67	$41.05	$1.21

WEIGHTED-AVERAGE NUMBER OF PRO FORMA EQUIVALENT ADSs OUTSTANDING	964,772,490	964,772,490	964,772,490	964,772,490	964,772,490	964,772,490

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

(Amounts in Millions)

	Nine Months Ended September 30
	2003	2004	2004
	NT$	NT$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
			(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$36,342	$39,608	$1,165
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	2,331	1,023	30
Depreciation and amortization	31,329	30,439	896
Net loss on disposal of scrap inventories and property, plant and equipment	80	119	3
Equity in net loss (gain) of unconsolidated companies	104	(33)	(1)
Cash dividends received from equity investees	—	56	2
Stock compensation expenses for shares issued to employee at a discount	463	182	5
Deferred income taxes	409	137	4
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade notes and accounts receivable	(1,366)	(2,129)	(63)
Inventories	(2,174)	(510)	(15)
Prepaid expenses	(2,454)	(2,732)	(80)
Other current assets	(677)	(523)	(15)
Other assets	(282)	739	22
Increase (decrease) in:
Trade notes and accounts payable	(118)	713	21
Income tax payable	(2,276)	(2,338)	(69)
Accrued expenses	(3,339)	(3,915)	(115)
Customers’ deposits	(709)	(2,012)	(59)
Other current liabilities	(2,296)	1,226	36
Accrued pension liabilities	2,935	(714)	(21)
Deferred income	(2,261)	(1,845)	(54)
Other liabilities	162	(60)	(2)

Net cash provided by operating activities	56,203	57,431	1,690

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of short-term investment—net	—	(3,700)	(109)
Acquisition of investments in unconsolidated companies	—	(476)	(14)
Proceeds from disposal of investments in unconsolidated companies	234	10	—
Acquisitions of property, plant and equipment	(17,359)	(13,371)	(394)
Proceeds from disposal of property, plant and equipment	153	—	—
Acquisitions of patents and computer software	(189)	(78)	(2)

Net cash used in investing activities	(17,161)	(17,615)	(519)

(Continued)

	Nine Months Ended September 30
	2003	2004	2004
	NT$	NT$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
			(Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans—net	$8,500	$—	$—
Commercial paper issued	4,999	—	—
Payments on principal of long-term loans	(17,000)	—	—
Cash dividends paid	(38,591)	(43,415)	(1,277)
Additional capital contributed by government	55	27	1

Net cash used in financing activities	(42,037)	(43,388)	(1,276)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,995)	(3,572)	(105)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	7,652	13,553	399

CASH AND CASH EQUIVALENTS, END OF PERIOD	$4,657	$9,981	$294

SUPPLEMENTAL INFORMATION
Interest paid	$91	$—	$—

Income tax paid	$11,116	$10,999	$324

The accompanying notes are an integral part of the financial statements.

(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa” or “the Company”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Telecommunications Act No. 30. The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa continues to carry out the business and the DGT continues to be the industry regulator.

As a “dominant telecommunications service provider” of fixed-line and cellular telephone services, within the meaning of applicable telecommunications regulations of the ROC, the Company is subject to additional requirements imposed by the MOTC.

The MOTC is in the process of privatizing the Company by reducing the government ownership to below 50% in stages. Certain of the Company’s common shares were sold, in connection with the foregoing privatization plan, in domestic public offerings in August 2000, in September 2000, in June 2001, in December 2002, and in March 2003, in April 2003, and in July 2003. Certain of the Company’s common shares were also sold to its employees in October 2000, October 2001, November 2002, January 2003, April 2003, June 2003, July 2003 and December 2003. In July 2003, the MOTC sold the Company’s common shares in an international offering of securities in the form of American Depository Shares (“ADS”). The MOTC intends to continue to sell the Company’s common shares in the ROC and throughout the process of privatization to the Company’s employees. As of October 20, 2004, the MOTC owns 64.94% shares of the Company.

The Company’s common shares were listed and traded on Taiwan Stock Exchange and New York Stock Exchange on October 27, 2000 and on July 17, 2003, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared by the Company pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”) and, in the opinion of management, include all adjustments necessary for a fair statement of the results of operations, financial position and cash flows for each period presented. The results for interim periods are not necessarily indicative of results for the full year.

Cash Equivalents

Cash equivalents include commercial paper purchased with maturities of three months or less from the date of acquisition.

Short-term Investments

Investments include commercial paper purchased with original maturities greater than 90 days. The Company has classified investments as held to maturity which the Company has the ability to and intends to hold to maturity. Held-to Maturity investments are reported at amortized cost with any realized gains and losses recorded in other income and expense. Investments in mutual funds are designated as trading and are carried at their fair value with unrealized valuation gains and losses recognized in earnings.

Employee Stock Compensation

In connection with the privatization plan of the Company, employees may be offered to purchase shares of common stock of the Company at less than fair market value. The Company records the difference between the quoted market price of the stock on the date of purchase and the purchase price as compensation expense and charges to income in the period of the purchase.

Derivative Financial Instruments

The Company enters into forward contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates underlying the value of liabilities denominated in foreign currencies until such liabilities are paid. A forward contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates. These foreign currency forward exchange contracts are denominated in the same currency in which the underlying foreign currency liabilities are denominated and bear a contract value and maturity date that approximate the value and expected settlement date, respectively, of the underlying transactions. For contracts that are designated and effective as hedges, unrealized gains and losses on open contracts at the end of each accounting period, resulting from changes in the fair value of these contracts, are recognized in earnings in the same period as gains and losses on the underlying foreign denominated receivables are recognized and generally offset. Gains and losses on forward contracts and foreign denominated liabilities are included in other income (expense), net. The Company does not enter into or hold derivatives for trading or speculative purposes and only enters into contracts with highly rated financial institutions.

Derivatives are recognized at fair value and included in either other current liabilities or other current assets on the balance sheet.

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (“FASB”) released Interpretation No. 46 Consolidation of Variable Interest Entities (“FIN 46”) which requires that all primary beneficiaries of Variable Interest Entities (VIE) consolidate that entity. FIN 46 is effective immediately for VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to VIEs in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 (“FIN 46R”) to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities (SPE’s) are required to apply the provisions of the interpretation in financials statements for periods ending after March 14, 2004. The Company does not have interests in special purpose entities and will apply the provisions of FIN 46R with 2004 financial statements.

3.	U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying financial statements have been translated at the noon buying rate for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2004, which was NT$33.99 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.	CASH AND CASH EQUIVALENTS

	December 31, 2003	September 30, 2004
	NT$	NT$
		(Unaudited)
Cash and bank deposits	$2,112	$5,026
Commercial paper purchased	11,441	4,955

	$13,553	$9,981

5.	SHORT-TERM INVESTMENTS

Short-term investments comprised open-end bond mutual fund, and the gross unrealized gains and losses were zero, as of September 30, 2004. The Company’s investments in commercial paper matured in September 2004, the realized gains of NT$4 million (unaudited) was recognized.

6.	INVESTMENTS IN UNCONSOLIDATED COMPANIES

The investments in unconsolidated companies comprise the following:

	December 31, 2003		September 30, 2004
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
	NT$		NT$
			(Unaudited)	(Unaudited)
Equity investees
Chunghwa Investment (“CHI”)	$987	49	$979	49
Taiwan International Standard Electronics (“TISE”)	433	40	418	40

	1,420		1,397

Cost investees:
Taipei Financial Center (“TFC”)	2,000	12	2,477	12
RPTI International (“RPTI”)	71	12	71	12
Siemens Telecommunication Systems (“Siemens”)	5	15	5	15

	2,076		2,553

	$3,496		$3,950

TISE designs, manufactures and sells telecommunications equipment. It also provides maintenance services on such telecommunications equipment. Dividends amounted to NT$56 million (unaudited) were declared by TISE for the three months and nine months ended September 30, 2004, respectively.

CHI invests in companies engaged in telecom and software businesses. No dividends were declared by CHI for the three months and nine months ended September 30, 2003 and 2004, respectively.

As of September 30, 2004, the carrying value of cost investee included a deposit of NT$476 million for subscription to shares of stock of TFC.

The investments in TFC, RPTI and Siemens have no quoted market values and are carried at their original costs which approximate fair value. Dividends amounted to NT$28 millions (unaudited) were declared by Siemens for the three months and nine months ended September 30, 2004, respectively.

7.	LONG-TERM LOANS (INCLUDING CURRENT PORTION OF LONG-TERM LOANS)

The loan from the Common Tunnel Fund was obtained pursuant to a long-term loan agreement with the Common Tunnel Fund managed by Ministry of Interior that allows the Company to obtain unsecured interest-free credit until March 12, 2007. The outstanding principal amounts as of September 30, 2004 are payable in three annual installments (NT$0.2 billion, NT$0.2 billion and NT$0.3 billion) starting on March 12, 2005.

As of December 31, 2003 and September 30, 2004, the Company has unused credit lines of approximately NT$230,000 million and NT$175,000 million (unaudited), which are available for short-term and long-term borrowings.

8.	STOCKHOLDERS’ EQUITY

Under the Company’s Articles of Incorporation, authorized capital is 9,647,724,900 common shares. The Company’s Articles of Incorporation and the Republic of China Telecommunications Act provide that the MOTC has the right to purchase two redeemable preferred shares (NT$10 par value) in the event its ownership in the Company falls below 50% of the outstanding common shares.

For the purpose of privatizing the company, the MOTC sold 1,109,750 thousand common shares of the Company in an international offering of securities in the form of American Depositary Shares (ADS) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange in July 17, 2003.

The ADS holders generally have the same rights and obligations as other common shareholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents; exercise their voting rights, sell their ADSs, and receive dividends declared and subscribe to the issuance of new shares.

As of December 31, 2003 and September 30, 2004, a portion of the outstanding ADSs were revoked in exchange for approximately 120,160 thousand common shares and 0.81 thousand common shares of the Company, which represented 1.25% and 0% of the Company’s total outstanding common shares, respectively. Therefore, the outstanding ADSs were 98,914 thousand units and 110,975 thousand units, which equaled approximately 989,140 thousand common shares and 1,109,749 thousand common shares, and represented 10.25% and 11.50% of the Company’s total outstanding common shares, respectively.

Under the ROC Company Law, capital surplus may only be utilized to offset deficits or be declared as stock dividends. Also, such capital surplus can only be declared as a stock dividend by the Company at an amount calculated in accordance with the provisions of existing regulations.

In addition, before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and, depending on its business needs or requirements, may also set aside a special reserve. The cash dividends to be distributed shall not be less than 10% of the total amount of dividends to be distributed. If the cash dividend to be distributed is less than NT$0.10 per share, such cash dividend shall be distributed in the form of common shares.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of the Company, up to 50% of the reserve may, at the option of the Company, be declared as a stock dividend and transferred to capital.

The appropriation and distributions of the 2003 earnings of the Company have been approved and resolved by the stockholders, for special reserve of $1 million (unaudited), 10% legal reserve of NT$4,849 million (unaudited) and cash dividends of NT$43,415 million (NT$4.5 per share) (unaudited).

The MOTC, in connection with the privatization plan of the Company, sold shares of stock at discounted prices, to employees at various times from October 2000 to October 31, 2003. The employees purchased the common shares at discounts of 10% and 20% in consideration for their commitment to hold the common shares for two and three years (the “holding periods”), respectively. In circumstances wherein the employees took advantage of such discounts, the common shares are held by an escrow agent on behalf of the employees/stockholders. There are no circumstances under which the MOTC or the Company would be required to repurchase these common shares. Also, the employees are not required to remain employed with the Company during the duration of the holding periods. The Company has recognized NT$53 million (unaudited) and NT$463 million (unaudited) as compensation expense for the shares purchased by employees that were subject to a discount for the three months and nine months ended September 30, 2003, respectively.

The MOTC, in connection with the compensation of the employees, sold to employees 3,286,907 shares from February 27, 2004 to March 9, 2004, 14,579 shares from May 31, 2004 to June 18, 2004 and 382,083 shares from June 30, 2004 to July 6, 2004 for total consideration of NT$33 million (unaudited), NT$0.1 million (unaudited), and NT$4 million (unaudited), respectively. The terms of the offers for the share purchases provided that employees purchase common shares from the above offering and hold for one to three years. Such common shares, pursuant to the Enforcement Rule of the Statute Governing Privatization of State-Owned Enterprises, were sold at par value (NT$10). The employees are not required to remain employed with the Company during the duration of the holding periods. The Company has recognized NT$0 million (unaudited) and NT$182 million (unaudited) as compensation expense for the shares purchased by employees that were subject to par value for the three months and nine months ended September 30, 2004, respectively.

9.	PENSION PLAN

Pension costs amounted to NT$1,034 million (unaudited) and NT$1,114 million (unaudited) for the three months ended September 30, 2003 and 2004, respectively, and NT$3,103 million (unaudited) and NT$3,337 million (unaudited) for the nine months ended September 30, 2003 and 2004, respectively. The Company’s contributions to the retirement plan were NT$55 million (unaudited) and NT$1,848 million (unaudited) for the three months ended September 30, 2003 and 2004, and NT$168 million (unaudited) and NT$4,052 million (unaudited) for the nine months ended September 30, 2003 and 2004, respectively.

10.	COMMITMENTS AND CONTINGENT LIABILITIES

As of September 30, 2004, the Company had remaining commitments under non-cancelable contracts with various parties as follows: (a) acquisitions of land and buildings of NT$3,545 million (unaudited), and (b) acquisitions of telecommunications equipment of NT$12,672 million (unaudited).

The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years through 2008. Minimum rental commitments under those leases are as follows:

September 30, 2004
NT$
(Unaudited)
Within the following year	$1,166
During the second year	962
During the third year	699
During the fourth year	331
During the fifth year and thereafter	143

$3,301

As of September 30, 2004, the Company had unused letters of credit of NT$7,654 million (unaudited).

A commitment to contribute NT$2,500 million to a Fixed Line Fund administered by the Ministry of Interior Affairs and Taiwan Power Company, of which NT$1,000 million has been contributed by the Company on June 30, 1995. If the balance of the Fixed Line Fund is not sufficient for its purpose, the above three parties will determine when to raise additional funds and the contribution amounts from each party.

A commitment to contribute NT$2,000 million to a Piping Fund administered by the Taipei City Government, of which NT$1,000 million was contributed by the Company on August 15, 1996.

11.	LITIGATION

The Company is involved in various legal proceedings of a nature considered normal to its business. It is the Company’s policy to accrue for amounts related to these legal matters when it is probable that a liability has been incurred and the amount is reasonably estimable.

The Company believes that the various asserted claims and litigation in which it is involved will not materially affect its financial position, future operating results or cash flows, although no assurance can be given with respect to the ultimate outcome of any such claim or litigation.

12.	INFORMATION ON FINANCIAL INSTRUMENTS

a.	The derivative financial instruments

The Company enters into forward contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates underlying the value of liabilities denominated in foreign currencies until such liabilities are paid. There were no foreign currency forward exchange contracts outstanding as of September 30, 2004. The net realized exchange loss for the nine months ended September 30, 2004 was of NT$27 million (unaudited).

b.	The non-derivative financial instruments are as follows:

	December 31, 2003		September 30, 2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	NT$	NT$	NT$	NT$
			(Unaudited)	(Unaudited)
Assets
Cash and cash equivalents	$13,553	$13,553	$9,981	$9,981
Short-term investment	—	—	3,700	3,700
Investments in unconsolidated companies, accounted for using the equity method	1,420	1,857	1,397	1,748
Refundable deposits (included in “other assets—other”)	4,018	4,018	3,220	3,220
Liabilities
Customers’ deposits	10,957	9,337	9,671	8,140
Long-term loans (including current portion of long-term loans)	700	700	700	700

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

a.	Cash and cash equivalents. The carrying amounts approximate fair values because of the short maturity of those instruments.

b.	Short-term investments. The carrying amounts approximate fair values because of the short maturity of those instruments.

c.	Investments in unconsolidated companies, accounted for using the equity method. The fair value is based on net asset values of the investments in unconsolidated companies if quoted market prices are not available.

d.	Refundable deposits. The carrying amounts approximate fair values as the average lease term associated with these deposits is approximately one year.

e.	Customers’ deposits. The fair value is the discounted value based on projected cash flow. The projected cash flows were discounted using the average expected customer service periods.

f.	Long-term loans (including current portion of long-term loans). The fair value is discounted value based on projected cash flow. The projected cash flows were discounted using the maturity dates of long-term loans.

13.	SEGMENT REPORTING

Operating segments are defined as components of an enterprise regarding which separate financial information is available for regular evaluation by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Company organizes its business segments based on the various types of telecommunications services provided to customers. The major business segments operated by the Company are classified as below:

•	Local operations—the provision of local telephone services;

•	DLD operations—the provision of domestic long distance call services;

•	ILD operations—the provision of international long distance call services;

•	Cellular operations—the provision of cellular and related services;

•	Paging operation—the provision of paging and related services;

•	Internet and data operation—the provision of Internet access, lease line, and related services;

•	All other operations—the services other than the above six categories, such as carrying out project research and providing training.

The operating segments are managed separately as each operating segment represents a strategic business unit that serves different markets. All the operating segments of the Company have been aggregated into the above reportable segments.

The Company evaluates performance based on several factors using information prepared on the ROC government regulations basis. The information below is provided on this basis with a summary of US GAAP adjustments to reconcile to the amounts presented in the statement of operations. The Company does not allocate interest and other income, interest expense or taxes to operating segments, nor does the Company’s chief operating decision maker evaluate operating segments on these criteria. Except as discussed above, the accounting policies for segment reporting are the same as for the company as a whole. The Company’s primary measure of segment profit is based on income or loss from operations.

a.	Business Segments:

As of and for the three months ended September 30, 2003 (unaudited)

	Fixed-Line
	Local	DLD	ILD	Cellular Service	Paging	Internet and Data	All Other	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$16,410	$4,115	$3,949	$17,277	$161	$11,136	$834	$53,882
Elimination of intersegment amount	(4,635)	(657)	—	(250)	(1)	(2,242)	(10)	(7,795)
US GAAP adjustments	355	(8)	(8)	40	—	(1)	(6)	372

Total service revenues from external customers	$12,130	$3,450	$3,941	$17,067	$160	$8,893	$818	$46,459

Operating costs and expenses, excluding depreciation and amortization	$8,161	$1,591	$2,777	$8,380	$124	$5,083	$188	$26,304
Elimination of intersegment amount	(1,364)	(1,204)	(712)	(3,365)	(23)	(1,050)	(77)	(7,795)
US GAAP adjustments	579	17	27	75	2	233	83	1,016

	$7,376	$404	$2,092	$5,090	$103	$4,266	$194	19,525

Unallocated corporate amount								899

Total operating costs and expenses, excluding depreciation and amortization								$20,424

Depreciation and amortization	$5,354	$301	$175	$1,368	$76	$3,020	$180	$10,474
US GAAP adjustments	(62)	(2)	(4)	(13)	—	(24)	—	(105)

	$5,292	$299	$171	$1,355	$76	$2,996	$180	10,369

Unallocated corporate amount								46

Total depreciation and amortization								$10,415

Income from operations	$2,895	$2,223	$997	$7,529	$(39)	$3,033	$466	$17,104
Elimination of intersegment amount	(3,271)	547	712	3,115	22	(1,192)	67	—
US GAAP adjustments	(162)	(23)	(31)	(22)	(2)	(210)	(89)	(539)

	$(538)	$2,747	$1,678	$10,622	$(19)	$1,631	$444	16,565

Unallocated corporate amount								(945)

Total income from operations								$15,620

Segment income before income tax	$2,927	$2,214	$1,039	$7,581	$(39)	$3,039	$460	$17,221
Elimination of intersegment amount	(3,271)	547	712	3,115	22	(1,192)	67	—
US GAAP adjustments	(84)	(22)	(27)	(12)	(2)	(176)	(77)	(400)

	$(428)	$2,739	$1,724	$10,684	$(19)	$1,671	$450	16,821

Unallocated corporate amount								(1,114)

Total segment income before income tax								$15,707

As of and for the three months ended September 30, 2004 (unaudited)

	Fixed-Line
	Local	DLD	ILD	Cellular Service	Paging	Internet and Data	All Other	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$15,255	$3,641	$3,779	$18,241	$74	$12,279	$874	$54,143
Elimination of intersegment amount	(4,366)	(586)	—	(279)	—	(2,792)	(8)	(8,031)
US GAAP adjustments	345	(1)	2	10	—	—	(8)	348

Total service revenues from external customers	$11,234	$3,054	$3,781	$17,972	$74	$9,487	$858	$46,460

Operating costs and expenses, excluding depreciation and amortization	$8,637	$1,228	$2,673	$8,081	$97	$6,012	$459	$27,187
Elimination of intersegment amount	(995)	(896)	(782)	(3,160)	(15)	(2,084)	(99)	(8,031)
US GAAP adjustments	283	5	12	49	1	92	(1)	441

	$7,925	$337	$1,903	$4,970	$83	$4,020	$359	19,597

Unallocated corporate amount								1,021

Total operating costs and expenses, excluding depreciation and amortization								$20,618

Depreciation and amortization	$5,078	$207	$173	$1,454	$78	$3,055	$117	$10,162
US GAAP adjustments	(65)	(3)	(3)	(16)	(1)	(31)	—	(119)

	$5,013	$204	$170	$1,438	$77	$3,024	$117	10,043

Unallocated corporate amount								22

Total depreciation and amortization								$10,065

Income from operations	$1,540	$2,206	$933	$8,706	$(101)	$3,212	$298	$16,794
Elimination of intersegment amount	(3,371)	310	782	2,881	15	(708)	91	—
US GAAP adjustments	127	(3)	(7)	(23)	—	(61)	(7)	26

	$(1,704)	$2,513	$1,708	$11,564	$(86)	$2,443	$382	16,820

Unallocated corporate amount								(1,043)

Total income from operations								$15,777

Segment income before income tax	$1,642	$2,255	$933	$8,712	$(102)	$3,327	$292	$17,059
Elimination of intersegment amount	(3,371)	310	782	2,881	15	(708)	91	—
US GAAP adjustments	209	(2)	(4)	(4)	1	(37)	(7)	156

	$(1,520)	$2,563	$1,711	$11,589	$(86)	$2,582	$376	17,215

Unallocated corporate amount								(984)

Total segment income before income tax								$16,231

As of and for the nine months ended September 30, 2003 (unaudited)
	Fixed-Line
	Local	DLD	ILD	Cellular Service	Paging	Internet and Data	All Other	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$47,292	$12,163	$11,676	$49,894	$527	$32,606	$1,978	$156,136
Elimination of intersegment amount	(12,694)	(2,018)	—	(733)	(3)	(6,248)	(10)	(21,706)
US GAAP adjustments	1,602	23	30	299	—	4	(19)	1,939

Total service revenues from external customers	$36,200	$10,168	$11,706	$49,460	$524	$26,362	$1,949	$136,369

Operating costs and expenses, excluding depreciation and amortization	$23,830	$4,877	$8,181	$23,648	$393	$14,270	$620	$75,819
Elimination of intersegment amount	(3,153)	(3,574)	(2,097)	(9,496)	(66)	(3,138)	(182)	(21,706)
US GAAP adjustments	2,121	64	104	280	9	770	300	3,648

	$22,798	$1,367	$6,188	$14,432	$336	$11,902	$738	57,761

Unallocated corporate amount								2,729

Total operating costs and expenses, excluding depreciation and amortization								$60,490

Depreciation and amortization	$16,967	$1,000	$429	$4,158	$232	$8,030	$683	$31,499
US GAAP adjustments	(189)	(9)	(8)	(39)	(2)	(59)	(1)	(307)

	$16,778	$991	$421	$4,119	$230	$7,971	$682	31,192

Unallocated corporate amount								137

Total depreciation and amortization								$31,329

Income from operations	$6,495	$6,286	$3,066	$22,088	$(98)	$10,306	$675	$48,818
Elimination of intersegment amount	(9,541)	1,556	2,097	8,763	63	(3,110)	172	—
US GAAP adjustments	(330)	(32)	(66)	58	(7)	(707)	(318)	(1,402)

	$(3,376)	$7,810	$5,097	$30,909	$(42)	$6,489	$529	47,416

Unallocated corporate amount								(2,866)

Total income from operations								$44,550

(Continued)

	Fixed-Line
	Local	DLD	ILD	Cellular Service	Paging	Internet and Data	All Other	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Segment income before income tax	$6,570	$6,318	$3,085	$22,263	$(98)	$10,457	$647	$49,242
Elimination of intersegment amount	(9,541)	1,556	2,097	8,763	63	(3,110)	172	—
US GAAP adjustments	114	(20)	(45)	113	(5)	(547)	(258)	(648)

	$(2,857)	$7,854	$5,137	$31,139	$(40)	$6,800	$561	48,594

Unallocated corporate amount								(3,001)

Total segment income before income tax								$45,593

As of and for the nine months ended September 30, 2004 (unaudited)
	Fixed-Line
	Local	DLD	ILD	Cellular Service	Paging	Internet and Data	All Other	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$45,020	$10,736	$11,441	$53,361	$245	$37,230	$2,147	$160,180
Elimination of intersegment amount	(12,563)	(1,754)	—	(775)	(1)	(7,801)	(9)	(22,903)
US GAAP adjustments	1,130	(18)	(19)	38	—	—	(22)	1,109

Total service revenues from external customers	$33,587	$8,964	$11,422	$52,624	$244	$29,429	$2,116	$138,386

Operating costs and expenses, excluding depreciation and amortization	$24,954	$3,831	$7,898	$23,657	$250	$17,061	$1,148	$78,799
Elimination of intersegment amount	(2,895)	(2,830)	(2,201)	(9,278)	(49)	(5,409)	(241)	(22,903)
US GAAP adjustments	1,367	34	65	321	4	546	10	2,347

	$23,426	$1,035	$5,762	$14,700	$205	$12,198	$917	58,243

Unallocated corporate amount								2,985

Total operating costs and expenses, excluding depreciation and amortization								$61,228

Depreciation and amortization	$15,245	$649	$514	$4,302	$235	$9,355	$387	$30,687
US GAAP adjustments	(177)	(8)	(8)	(42)	(3)	(81)	—	(319)

	$15,068	$641	$506	$4,260	$232	$9,274	$387	30,368

Unallocated corporate amount								71

Total depreciation and amortization								$30,439

Income from operations	$4,821	$6,256	$3,029	$25,402	$(240)	$10,814	$612	$50,694
Elimination of intersegment amount	(9,668)	1,076	2,201	8,503	48	(2,392)	232	—
US GAAP adjustments	(60)	(44)	(76)	(241)	(1)	(465)	(32)	(919)

	$(4,907)	$7,288	$5,154	$33,664	$(193)	$7,957	$812	49,775

Unallocated corporate amount								(3,056)

Total income from operations								$46,719

Segment income before income tax	$4,957	$6,409	$3,059	$25,394	$(242)	$11,062	$565	$51,204
Elimination of intersegment amount	(9,668)	1,076	2,201	8,503	48	(2,392)	232	—
US GAAP adjustments	424	(33)	(53)	(60)	1	(274)	(28)	(23)

	$(4,287)	$7,452	$5,207	$33,837	$(193)	$8,396	$769	51,181

Unallocated corporate amount								(2,843)

Total segment income before income tax								$48,338

b.	Geographic information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly inter-connection fees from other telecommunication carriers. The geographic information for revenues is as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2003	2004	2003	2004
	NT$	NT$	NT$	NT$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Taiwan, ROC	$45,145	$45,155	$131,982	$134,261
Overseas	1,314	1,305	4,387	4,125

Total	$46,459	$46,460	$136,369	$138,386

c.	Gross sales to major customers

The Company has no single customer account representing 10% or more of its total revenues for all periods presented.

The Company has non-revenue generating offices in Hong Kong, Thailand and the United States of America. All non-current assets (including investments in unconsolidated companies, property, plant and equipment, intangible assets, and other assets) except for NT$0.04 million and NT$0.02 million (unaudited) at December 31, 2003 and September 30, 2004, respectively, are located in Taiwan, ROC.